

Mail Stop 4546

October 24, 2016

Via E-mail
Timothy C. Scott
President
Provectus Biopharmaceuticals, Inc.
7327 Oak Ridge Hwy.
Knoxville, Tennessee 37931

> **Re:** **Provectus Biopharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 5, 2016**
> **File No. 333-213986**

Dear Mr. Scott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are structuring the offering so that you may, in your sole discretion, reduce the disclosed Subscription Price by up to 20%, and in turn issue proportionally more Units to subscribers. We further note your disclosure that subscribers are not permitted to revoke subscriptions during the subscription period. Absent the ability of rights holders to revoke or reconfirm their subscriptions, it appears that you will be asking each holder to make an irrevocable investment decision at a point in time when that holder will not know the price per unit or the number of units they are purchasing. Accordingly, please tell us how the prospectus you provide to rights holders at the time they make the irrevocable decision will provide the information required by Regulation S-K, Item 501(b)(2) and (3).

Prospectus Cover Page

2.	We note that your disclosure indicates that you may extend your rights offering for "additional periods," at your sole discretion. Please amend your disclosure here, and elsewhere where appropriate, to state whether there will be any limit to the duration of these extensions.

3.	Please limit the cover page of the prospectus to one page. Refer to Regulation S-K, Item 501(b).

Use of Proceeds, page 43

4.	Please amend this disclosure to state, to the extent practicable, the amount of offering proceeds you intend to allocate toward each use you identify in this section. With reference to your disclosure on page 36, please discuss the sufficiency of the offering funds allocated to your Phase 3 trial for PV-10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scot Foley at (202) 551-3383 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:	Tonya Mitchem Grindon, Esq.
	Lori B. Metrock, Esq.
	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC